Exhibit 99.1

Semantix Announces 1Q 2023 Financial Results
Gross margin improved 10 p.p. to 43% in 1Q23 compared to 1Q22
May 8, 2023
SÃO PAULO--(BUSINESS WIRE) – May 8, 2023 - Semantix, Inc. (NASDAQ: STIX), a leading Latin American end-to-end data and enterprise AI platform provider, today announced its financial results for the quarter ended March 31, 2023.
“Since increasing focus on our core proprietary SaaS only one quarter ago, we are pleased with the vigor and traction we are seeing inprioritizing higher-quality proprietary SaaS revenue, with accompanying relevant improvements in our gross margin profile, reflecting our culture of always seeking efficiency in our business.” said Leonardo Santos, CEO and Founder of Semantix. “I remain confident in our ability to deliver sustainable growth this year while making progress delivering against key initiatives.”
First Quarter 2023 Financial Highlights
•Net revenue for the first quarter of 2023 of R$40 million, reflecting an increase of 1% year-over-year as compared to the first quarter of 2022, with proprietary SaaS revenue growth partially offset by slight decreases in revenue from our third-party SaaS and AI & data and analytics services business lines.
•Proprietary SaaS revenue for the first quarter of 2023 grew 4% year-over-year.
•Gross profit increased 33% in the first quarter of 2023 year-over-year as compared to the first quarter of 2022, with gross margin improving 10 percentage points year-over-year to 43% in the first quarter of 2023, primarily due to the improved performance of third-party SaaS products gross margin reflecting the prioritization of higher margin contracts during the period.
•Semantix had 17 customers in 1Q23 each contributing more than US$1 million in revenue in the last twelve months.
•Adjusted EBITDA loss in the first quarter of 2023 was R$34 million, due primarily to ramping-up investments in talent as well as sales and marketing efforts.
•Cash and cash equivalents of R$232 million as of March 31, 2023. Net cash (net of the loans and borrowings) was R$161 million as of March 31, 2023.
Key Business Highlights
•Control and Efficiency: successfully implemented an ERP system to streamline Semantix’soperations and to improve its internal controls.
•People and leadership: Semantix hired Bruno Bonfanti, a former executive at Google, in the newly created role of Channel and Ecosystem Director.
•Partnership program: Semantix relaunched its global partnership program, already consisting of 70 partners. Semantix’s partners will now be categorized into four groups based, each with different approaches and benefits:: Semantix Partner, Sales Partner, Implementation Partner and Independent Software Vendor.
•Product Development:
◦Recently launched GenAI, Semantix’s Generative AI product, which captured approximately 1,300 sign-ups already in this first month.
◦Quantum computing: launched a sandbox to pull and use data in simulations.

◦SDP Genius: introduced a large language model framework within the SDP platform to improve usability, learn from customers and incorporate feedback, query response times and automate communications between teams.
◦Implemented a new feature within our integration module that enables obfuscation of personal and sensitive data in transition, increasing data security and user experience.
◦Implemented a module for financial institutions, SDP Financial, a purpose-built tool for complex analysis of financial product design, aiming to resolve business challenges through leveraging public data sets from the financial community.
◦Customer advisory board: Semantix is implementing a Customer Advisory Board, inviting key customers from our different industry verticals to design and test new features, which provides valuable input for Semantix’s product roadmap.
1Q23 Financial Metrics
(In BRL million, except for percentages)

	1Q 2023	1Q 2022	Y/Y Change
Net Revenue	R$ 40	R$ 39	1%
Gross Profit	R$ 17	R$ 13	33%
Gross Margin	43%	32%	10 pp
Adjusted EBITDA	(R$ 34)	(R$15)	130%
Adjusted EBITDA Margin	(85%)	(37%)	(48 pp)

	Mar 31, 2023	Dec 31, 2022	Change
Cash and Cash Equivalents	R$ 232	R$ 338	(31%)
Net Cash (Debt)	R$ 161	R$ 259	(38%)
Financial Outlook
Based on current market conditions and management expectations, and subject to a variety of factors described below, Semantix continues to expect that:
•Proprietary SaaS revenue for 2023 will be between R$ 75 million and R$ 80 million, implying growth in the range of 40% and 50% in 2023 compared with 2022.
•Total revenue for 2023 will increase above 10% compared to the previous year.
Historically, Semantix has received a higher volume of orders from new and existing customers during the second half of the year and, in particular, in the fourth quarter of each year, which we believe is due to, among other factors, the procurement, budgeting, and deployment cycles of many of our customers, particularly large enterprise customers.
Conference Call and Webcast Information
Semantix will host a conference call today, May 8, 2023, at 8:30 a.m. Eastern Time to discuss its financial results and financial outlook. The conference call will be webcast live on Semantix’s Investor Relations website at ir.semantix.ai/news-events/events. Parties interested in participating via telephone may register using this online form. Upon registration, all telephone participants will receive the dial-in number along with a unique PIN number that can be used to access the call. A replay of the conference call webcast will be archived on Semantix’s Investor Relations website for at least 30 days.

Forward-Looking Statements
This press release and the earnings call referencing this press release contain forward-looking statements and forward-looking information within the meaning of applicable United States securities legislation that involve substantial risks and uncertainties (collectively herein referred to as “forward-looking statements”). All statements other than statements of historical facts contained in this press release and addressed on our earnings call, including statements regarding our future financial position, results of operations, business strategy and plans and objectives of management for future operations, are forward-looking statements. For example, forward-looking statements include, without limitation, statements concerning the following: the growth of Semantix’s business and its ability to realize expected results, including with respect to its net revenue, gross profit, gross margin, EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, cash and cash equivalents and net cash (debt); the viability of its growth strategy, including with respect to its ability to grow market share in Brazil and internationally, particularly through the expansion of its proprietary SaaS data solutions, grow revenue from existing customers, and consummate and achieve expected benefits through acquisitions; opportunities, trends and developments in the data industry, including with respect to future financial performance in the industry; the size of Semantix’s total addressable market; macroeconomic and geopolitical factors, including as a result of the policies and actions of the new administration in Brazil following the 2022 presidential election. In some cases, you can identify forward looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target,” “trend” or other similar expressions (or the negative versions of such words or expressions).
Such forward-looking statements are based on the current expectations of our management and are inherently subject to uncertainties and changes in circumstance and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements and could adversely affect the outcome and financial effects of the plans and events described herein. In addition, even if the outcome and financial effects of the plans and events described herein are consistent with the forward-looking statements contained in this press release and the earnings call referencing this press release, those results or developments may not be indicative of results or developments in subsequent periods. Although Semantix has attempted to identify important risks and factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors and risks that cause actions, events or results not to be as anticipated, estimated or intended. Forward-looking information contained in this press release and the earnings call referencing this press release are based on current estimates, assumptions, expectations and projections, including with respect to the management’s expectations regarding Semantix’s growth based on historical financial results and anticipated commercial developments, the anticipated success of current strategies for market penetration in Brazil and globally in light of competition from existing market participants and the emergence of competitors in the future, management’s expectations with respect to the development of technology and other proprietary intellectual property by Semantix based on existing technological realities and strategies with respect to intellectual property development, management’s expectations regarding the likelihood Semantix will be able to enter into commercial arrangements with relevant third-parties and customers, Semantix’s ability to maintain adequate margins based on financial metrics available to management, the ability of Semantix to finance its ongoing capital needs, the continued involvement of Semantix’s management in Semantix’s operations and the ability of Semantix to attract and retain talent in the future, which are based on the information available as of the date of this press release, and, while considered reasonable by Semantix, are inherently uncertain. Historical statements contained in this document regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. In this regard, certain financial information contained herein has been extracted from, or based upon, information available in the public domain and/or provided by Semantix. In particular, historical results should not be taken as a representation that such trends will be replicated in the future. No statement in this document is intended to be nor may be construed as a profit forecast.

Nothing in this press release and the earnings call referencing this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this press release and the earnings call referencing this press release, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. This press release also contains certain financial forecast information of Semantix. Such financial forecast information constitutes forward-looking information and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive, and other risks and uncertainties. Actual results may differ materially from the results contemplated by the financial forecast information contained in this press release, and the inclusion of such information in this press release should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. You must make your own determinations as to the reasonableness of these projections, estimates, goals, trends and other statements and should also note that if one or more estimates change, or one or more assumptions are not met, or one or more unexpected events occur, the performance and results set forth in such projections, estimates, goals, trends and other statements may not be achieved. We can give no assurance as to future operations, performance, results or events.
WE DO NOT UNDERTAKE ANY OBLIGATION AND EXPRESSLY DISCLAIM ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, ANY FINANCIAL FORECASTS CONTAINED HEREIN TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE FORECASTS. HOWEVER, WE MAY ELECT TO UPDATE OUR BUSINESS OUTLOOK AT ANY TIME FOR ANY REASON.
Non-GAAP Financial Measures
This press release includes certain non-IFRS financial measures and industry metrics such as EBITDA, EBITDA margin, Adjusted EBITDA, Adjusted EBITDA marginand net cash (debt). These measures are an addition, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS. Semantix believes that these measures (including on a forward-looking basis) provide useful supplemental information to investors about Semantix, particularly as they exclude the impacts of certain events that we believe are isolated in nature incurred as part of our recent expansion and, therefore, not reflective of our underlying results. Semantix’s management does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. Semantix’s management uses forward-looking non-IFRS measures to evaluate Semantix’s projected financials and operating performance. However, there are a number of limitations related to the use of these measures, including that they exclude significant expenses that are required by IFRS to be recorded in Semantix’s financial statements, including certain expenses with D&O insurance, gains from fair value of Semantix’s warrants and concentrated expenses of an extraodrdinary nature incurred in connection with our recently-completed business combination with a SPAC. In addition, other companies may calculate non-IFRS measures or industry metrics differently or may use other measures to calculate their financial performance, and therefore, Semantix’s non-IFRS measures and industry metrics may not be directly comparable to similarly titled measures of other companies. Additionally, to the extent that forward-looking non-IFRS financial measures are provided, they are presented on a non-IFRS basis without reconciliations of such forward-looking non-IFRS measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations.

Other Business Metrics
Proprietary SaaS and Resale of Third-party Software: Proprietary SaaS consists of Semantix’s data platform software, while resale of third-party Software consists of the resale of licenses from third-party data platform software providers.
Customers with Trailing 12-Month Revenue Greater than US$1 Million: Large customer relationships lead to scale and operating leverage in our business model. Compared with smaller customers, large customers present a greater opportunity for us to sell additional capacity because they have larger budgets, and a wider range of potential use cases. As a measure of our ability to scale with our customers and attract large enterprises, we count the number of customers that contributed more than US$1 million in revenues in the trailing 12 months, considering the Brazilian real to US Dollar exchange rate as of March 31, 2023. Our customer count is subject to adjustments for acquisitions, consolidations, spin-offs, and other market activity.
Net Cash (Debt): Net cash (debt) reflects Semantix’s cash and cash equivalents balance at a given date in time, net of the loans and borrowings balance as of the same date.
About Semantix
Semantix is Latin America’s first fully integrated data software platform. Semantix has more than 300 clients with operations in approximately 15 countries using Semantix’s software and services to enhance their businesses. The company was founded in 2010 by CEO Leonardo Santos. For more information, visit www.semantix.ai.

Semantix, Inc. Consolidated Statement of Profit or Loss (in BRL thousands)

	Three Months Ended,
	March 31
	2023	2022
Revenues	39,679	39,434
Cost of sales	(22,805)	(26,726)
Gross profit	16,874	12,708
Operating expenses
Sales and marketing expenses	(14,252)	(9,252)
General and administrative expenses	(36,192)	(22,305)
Research and development	(12,696)	(7,278)
Other expenses	—	(17,463)
Operating loss	(46,266)	(43,590)

Financial income	10,363	4,295
Financial expenses	(14,461)	(6,493)
Net financial results	(4,098)	(2,198)

Loss before income tax	(50,364)	(45,788)
Income tax	2,549	1,902
Loss for the period	(47,815)	(43,886)

Semantix, Inc. Consolidated Statement of Cash Flows (in BRL thousands)

	Three months ended
	March 31,
	2023	2022
Loss for the period	(47,815)	(43,886)
Adjustments to reconcile loss for the period
Depreciation and amortization	7,970	3,711
Deferred income tax	(2,549)	(2,062)
Onerous contract	-	(1,174)
Fair value adjustment of derivatives financial instruments	8,738	-
Stock option plan	857	1,235
Trade and other receivables expected loss	1,294	685
Accounts receivable write-off and Write-off of creditor invoice	(238)	(355)
Provision for contingencies	1,517	(3,856)
Interest accrued	2,761	5,257
Interest paid	(976)	(2,341)
Change in operating assets and liabilities	(38,859)	(8,489)
Net cash outflow from operating activities	(67,300)	(51,275)
Purchase and development of intangible assets	(9,976)	(7,351)
Acquisition of subsidiaries net of cash acquired	(1,988)	-
Acquisitions of property and equipment	(55)	(164)
Net cash outflow from investment activities	(12,019)	(7,515)
Loans obtained	-	82,015
Acquisition of non-controlling interest	5,018	-
Payment of loans	(10,109)	(10,800)
Purchase of treasury shares	(22,144)	-
Lease payments	(393)	(341)
Net cash inflow (outflow) from financing activities	(27,655)	70,874
Increase (decrease) in cash and cash equivalents	(106,974)	12,084
Cash and cash equivalents at the beginning of the year	338,020	52,149
Cash and cash equivalents at the end of the year	231,765	66,168
Effect of exchange rate changes	719	1,935
Increase (decrease) in cash and cash equivalents	(106,974)	12,084

Supplemental non-cash flow information
Remeasurement of lease agreement	211	-
Unpaid amount related to business combination	33,062	-
Other receivables related to the sale of non-controlling interest	5,018	-

Semantix, Inc. Consolidated Statement of Financial Position (in BRL thousands)

	March 31, 2023	March 31, 2022
ASSETS
Cash and cash equivalents	231,765	338,020
Trade receivables and other, net	135,809	139,546
Tax receivables	14,958	11,317
Prepaid expenses and other assets	26,371	35,060
PP&E, Intangible and right of use asset	163,757	156,110
Deferred tax asset	23,756	22,488
Total current assets	404,154	519,169
Total non-current assets	192,262	183,372
Total assets	596,416	702,541

LIABILITIES
Loans and borrowings	70,289	78,671
Trade and other payables	92,790	107,695
Lease liabilities and other liabilities	47,356	64,676
Taxes payable	10,464	14,733
Derivatives financial instruments	15,737	6,412
Deferred income tax	7,648	8,929
Total current liabilities	140,089	181,390
Total non-current liabilities	104,195	99,726
Total liabilities	244,284	281,116

EQUITY
Share capital	425	425
Additional paid-in capital	872,771	872,771
Capital reserves	21,157	20,300
Other comprehensive income	(7,004)	(6,840)
Treasury shares	(22,651)	(508)
Accumulated loss	(516,493)	(468,869)
Non-controlling interests	3,927	4,146
Total equity	352,132	421,425
Total equity + liabilities	596,416	702,541

Semantix Inc. GAAP to Non-GAAP Adjusted EBITDA and Adjusted EBITDA Margin Reconciliations (in BRL thousand)

	Three Months Ended,
	March 31,
(in R$ thousands)	2023	2022
Loss for the period	(47,815)	(43,886)
(+/-) Net interest income (expenses)	(5,829)	4,002
(+/-) Income tax	(2,549)	(1,902)
(+) Depreciation and amortization	7,959	3,718
EBITDA	(48,234)	(38,069)
(+) Stock option expenses (1)	1,087	1,565
(+) Transaction expenses (2)	-	21,763
(+) D&O Expenses (3)	4,611	-
(+/-) Fair Value of Derivative Financial Instruments (4)	8,696	-
Adjusted EBITDA	(33,839)	(14,740)
Net Revenue	39,679	39,434
Adjusted EBITDA Margin	-85%	-37%
(1)Consists of expenses related to stock option grants under our 2021 stock option plan and a stock option plan adopted by us in 2020, including payroll expenses in the amounts of R$0.2 million and R$0.3 million in the three-month periods ended March 31, 2023 and 2022, respectively.
(2)Consists of concentrated expenses of an extraordinary nature related to third-party advisory, support services, travelling and events incurred in connection with our business combination with a SPAC that are not expected to be ongoing.
(3)Consists of expenses related to D&O Insurance (directors’ and officers’ liability insurance).
(4)Consists of gains from fair value of Semantix Warrants.
Investor Contact
Adriano Alcalde
Chief Financial Officer & IR
ir@semantix.ai
Press Contact
semantix@rpmacomunicacao.com.br
Source: Semantix, Inc